UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kips Bay Medical, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

49726K 105

(CUSIP Number)

Nader C. Kazeminy

c/o NJK Holding Corporation

Normandale Lake Office Park

8500 Normandale Lake Blvd.

Suite 600

Minneapolis, MN 55437

(952) 831-7777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49726K 105		13D

1	Names of Reporting Persons Kips Bay Investments, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,789,056

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,789,056

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,789,056

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.5%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 49726K 105		13D

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Nader C. Kazeminy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,789,056

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,789,056

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,789,056

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.5%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 49726K 105		13D

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Nasser J. Kazeminy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 47,004

	8	Shared Voting Power 6,789,056

	9	Sole Dispositive Power 47,004

	10	Shared Dispositive Power 6,789,056

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,836,060

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.8%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D AMENDMENT

This constitutes Amendment No. 1 to the statement on Schedule 13D (the “Amendment No. 1”) filed on behalf of Kips Bay Investments, LLC (“KBI”), Nader C. Kazeminy (“NCK”), and Nasser J. Kazeminy (“NJK”), dated and filed October 11, 2011 (the “Statement”), relating to the common stock, $0.01 par value (the “Common Stock”), of Kips Bay Medical, Inc. (the “Issuer”). Each of KBI, NCK and NJK are referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” This Amendment No. 1 is being filed to report that since the filing of the Statement, a material change occurred in the percentage of the shares of common stock of the Issuer (the “Shares”) beneficially owned by the Reporting Persons. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 1.	Security and Issuer.

This Schedule 13D is filed with respect to the Common Stock, $.01 par value, of Kips Bay Medical, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 3405 Annapolis Lane North, Suite 200, Minneapolis, Minnesota 55447.

Item 2.	Identity and Background.

(a)                       This Schedule 13D is being filed by Kips Bay Investments, LLC, a Delaware limited liability company (“KBI”), Nader C. Kazeminy, its Chief Executive Officer, and Nasser J. Kazeminy, holder with his spouse, of 40% of the limited liability company interests in KBI, and a co-trustee of three trusts that hold the remaining 60% interest in KBI.

(b)                       The business address of each Reporting Person is:

c/o NJK Holding Corporation
Normandale Lake Office Park
8500 Normandale Lake Blvd.
Suite 600
Minneapolis, MN 55437

(c)                        Each of the individual Reporting Persons is engaged in private investment in, and management of, business enterprises.

(d)                       None of the individual Reporting Persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

(e)                        None of the individual Reporting Persons were party to a civil, judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding a violation of such laws.

(f)                         Both individual Reporting Persons are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended and restated in its entirety as follows: The 44,104 shares that gave rise to this Schedule 13D were purchased with personal funds on hand.

Item 4.	Purpose of Transaction.

Nasser J. Kazeminy purchased 44,104 shares of the Issuer’s common stock in open market transactions between June 14, 2012 and June 20, 2012.  All such shares were purchased for investment purposes.  The Reporting Persons have no plans or proposals which relate to, or would result in, any of the purposes set forth in Item 4(a) through Item 4(j) of Schedule 13D. The Reporting Persons may, at any time and from time to time, and reserve the right to, acquire additional securities of the Issuer or formulate plans or proposals regarding the Issuer or its securities, to the extent deemed advisable by the Reporting Persons in light of their investment policies, market conditions or other factors.

Item 5.	Interest in Securities of the Issuer.

(a)                       As of June 20, 2012, KBI is the record owner of 6,789,056 shares of the Issuer’s Common Stock, which represents approximately 41.5% of the shares outstanding.  As of June 20, 2012, Nasser J. Kazeminy is the beneficial owner of 47,004 shares of the Issuer’s Common Stock, representing less than 1% of such Common Stock.  As of June 20, 2012, Nader C. Kazeminy is the Chief Executive Officer of KBI and has decision making authority for KBI, and Nasser J. Kazeminy controls, directly or indirectly, a majority of the membership interests in KBI.

(b)                       KBI has sole power to vote and sole power to dispose of 6,789,056 shares of common stock.

Through their positions as principal officer of, or direct or indirect holder of the majority of equity interests in, KBI, Nader C. Kazeminy and Nasser J. Kazeminy may be deemed to have shared power to vote and shared power to dispose of 6,789,056 shares of the Issuer’s Common Stock. Nader C. Kazeminy and Nasser J. Kazeminy disclaim beneficial ownership of shares in which they individually do not have a fiduciary interest.

Nasser J. Kazeminy has sole power to vote, and sole power to dispose, of 47,004 shares of the Issuer’s common stock.

(c)                        Nasser J. Kazeminy purchased 44,104 shares of the Issuer’s common stock in open market transactions at prices ranging from $0.9899 to $1.00 between June 14, 2012 and June 20, 2012.  No other transactions were completed in the Issuer’s securities by the Reporting Persons during the past 60 days.

(d)                       Not applicable.

(e)                        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to that certain Investment Agreement between, inter alia, KBI and the Issuer dated as of July 19, 2007, the Issuer is required to file a registration statement under the Securities Act of 1933, as amended, covering the re-sale of 1,000,000 or more shares of our common stock within 90 days of a request by KBI. The Issuer is not obligated to take any registration-related actions during the following periods:

•                              prior to the date that is six months following the effective date of the Issuer’s first registered public offering pursuant to a firm commitment underwritten offering;

•                              during the period starting with the date that is 90 days prior to the Issuer’s good faith estimated date of filing of, and ending on the date three months immediately following the effective date of, any registration statement pertaining to the Issuer’s securities, provided certain conditions are met;

•                              after the Issuer has effected two registrations of securities for KBI, excluding registrations effected on Form S-3 or any successor form, and such registrations have been declared effective; and

•                              if the Issuer furnishes KBI with a certificate stating that in the good faith judgment of the Issuer’s board of directors it would be seriously detrimental to the Issuer or its stockholders for a registration statement to be filed in the near future, which certificate may only be used once in any 12-month period, and which certificate may only defer the registration obligation for a maximum of 120 days.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:  Joint Filing Agreement dated October 7, 2011, among the Reporting Persons, incorporated by reference to Exhibit 1 to initial Schedule 13G filed with the Securities and Exchange Commission on October 11, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2012

Kips Bay Investments, LLC

/s/ Nader C. Kazeminy
Nader C. Kazeminy, its Chief Executive Officer

/s/ Nader C. Kazeminy
Nader C. Kazeminy

/s/ Nasser J. Kazeminy
Nasser J. Kazeminy